CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Provides Clarification on its 2nd Quarter Filing Notice and Reports Stock Option Grant

Vancouver, May 6th, 2010 - CNW Newswire: CIBT Education Group Inc. (NYSE AMEX & TSX-V: MBA) (“CIBT” or the “Company”) would like to notify its shareholders that pursuant to a late filing notice that was issued, the Company confirms that its Q2 Financials were filed on April 15th, 2010 and a $200 filing fee was paid on April 30th.

To view the company’s Q2 financials please click on the following link:
http://cibt.net/filings.php

The Company also reports the grant of options to insiders for the purchase of an aggregate of 80,000 common shares.  The options are exercisable at a price of $0.80 per share for a period of three years.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: North America Toll Free: 1-888-865-0901 ext 318.  Email: info@cibt.net

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.